Exhibit 99.1

ASX ANNOUNCEMENT

5 February 2018

Appointment of Chairman

Melbourne, Australia; 5 February, 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), is pleased to announce that the Board of Directors has appointed Dr Paul A. Kasian as Chairman. This follows previous Chairman Dr Malcolm. R Brandon’s resignation on 30 January 2018.

Dr Kasian has been a Board member of the Company for over four (4) years, and his appointment as Chairman provides continuity in the newly restructured Board of the Company as it seeks to build on the genomic assets and expertise developed to date and take advantage of new and developing opportunities. Dr Kasian commented: “The new Board has fully endorsed the Company’s existing business and technology and is looking forward to continuing development of its predictive cancer platforms across the exciting area of colon cancer along with existing non familial breast cancer. Embracing new technologies such as blockchain to provide greater efficiencies in how tests are created, stored and passed on to patients, researchers and big Pharma may provide a quantum leap in efficiencies and opportunities for GTG moving forwards. Dr Kasian noted that the Board was encouraged by the Minister for Health, Greg Hunt’s, support of the recent Innovation and Science Australia (ISA) innovation report and Australia’s national mission which highlights the opportunities in combining “genomics and digital platforms” for personalised health.

Dr Kasian was appointed as a Director of the Company on 12 December 2013 and brings to the Board a combination of expertise in strategic business leadership and biotech investing, giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced director and holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Director	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com    ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.